E-Mail: pbasilevsky@ssbb.com
Direct Dial: (212) 404-8779
August 20, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Filing Desk

Re:	CanArgo Energy Corporation Registration Statement on Form S-3 Filed May 2, 2008 Reg. No. 333-150625
Ladies and Gentlemen:
On Behalf of CanArgo Energy Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing via EDGAR with the Securities and Exchange Commission (“SEC”), pursuant to Rule 101(a)(2)(i) of Regulation S-T promulgated under the Securities Act of 1933, as amended (“Securities Act”), the Company’s Amendment No. 1 to Registration Statement on Form S-3 (the “Amendment”), which amends the Company’s Registration Statement on Form S-3 (Reg. No. 333-150625), originally filed on May 2, 2008 (the “Form S-3”).
The following discussion responds to comments made by the Staff of the SEC (“Staff”) in a letter dated May 28, 2008 from H. Roger Schwall, Assistant Director, addressed to Mr. Jeffrey Wilkins, Chief Financial Officer of the Company (the “Comment Letter”). The comments in the Comment Letter which relate to the Form S-3 (comment number 1 and comment 2) have been responded to by the Company by virtue of: (i) updating its disclosure in the Amendment to include the second quarter results as reflected in the Company’s latest Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and to make conforming changes to the Company’s definitive proxy statement filed on June 18, 2008 with the SEC (comment number 1) and (ii) providing missing information and exhibits (other than certain dates relating to the Rights Offering, updated share pricing information and the legality opinion which will be filed by amendment after you have completed your review of the attachments) and responding to your question regarding why the Company believes it can register the Rights Offering on Form S-3 in the Company’s letter dated June 5, 2008 to the SEC enclosing an amended version of its Preliminary Proxy Materials (comment number 2). In addition, the Company has expanded and updated the disclosure in the “Prospectus Summary”, “Risk Factors”, “The Rights Offering”, “Standby Underwriting and Plan of Distribution” and other sections of the Form S-3 as appropriate and added two new sections “Price Range of Common Stock and Dividend Policy” and “Capitalization”.
Courtesy copies of the Amendment marked to show changes to the Form S-3, a copy of this letter and a copy of the Comment Letter have been separately sent via courier to Ms. Donna Levy of the SEC Staff.
The Company has noted your comments regarding requests for acceleration of the effective date of the Registration Statement including timing, furnishing the letter you requested and the applicability of Rules 460 and 461.
If you have any comments or questions regarding the foregoing or have need for any further information, kindly contact Peter A. Basilevsky, Esq. at (212) 404-8779 or Martin B. Tallan, Esq. at (212) 404-8711. Your prompt review of the Amendment would be greatly appreciated.

Very truly yours,

s/ Satterlee Stephens Burke & Burke LLP

Cc:	Donna Levy, Esq. (w/encs. via FEDEX Mail Stop 7010) Vincent McDonnell (w/enc. via email) Jeffrey Wilkins (w/enc. via email)
          Steven Polkoff (w/enc. via email)